SECURITIES AND EXCHANGE COMMISSION
                     Washington, DC  20549

                          SCHEDULE 13D

             Under the Securities Exchange Act of 1934
                        (Amendment No. 1)*

                   Triquint Semiconductor, Inc.

                        (Name of Issuer)

                   Common Stock, no par value
           _________________________________________________
                 (Title of Class of Securities)

                            89674K103
                   ____________________________
                          (CUSIP Number)

   Marilyn J. Wasser, 32 Avenue of the Americas, New York, NY 10013-2412
                          (212-387-5400)

         (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                        September 27, 1996

                   (Date of Event which Requires
                      Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ....

Check the following box if a fee is being paid with the statement . . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D
CUSIP No. 89674K103


 1     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

       AT&T Corp.  13-4924710

 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)
                                                           (b)

 3     SEC USE ONLY

 4     SOURCE OF FUNDS
       SC

 5     CHECK BOX IF DISCLOSURE OF
       LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO      ITEMS 2(d) or 2(e)


 6     CITIZENSHIP OR PLACE OF ORGANIZATION
       New York



                                7 SOLE VOTING POWER

             NUMBER OF
                                       - 0 -

              SHARES

           BENEFICIALLY
                                8  SHARED VOTING POWER

             OWNED BY
                                        - 0 -
               EACH

            REPORTING
                                9  SOLE DISPOSITIVE POWER

             PERSON
                                        - 0 -
              WITH

                               10  SHARED DISPOSITIVE POWER

                                        - 0 -


11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       - 0 -

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
       0%

14     TYPE OF REPORTING PERSON*
       CO

             * SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1.     Security and Issuer.

  The title of the class of equity securities to which this statement relates is common stock with no par value (the "Stock") of Triquint Semiconductor, Inc., a California Corporation (the
"Issuer").

  The address of the principal executive office of the Issuer is:

                   3625A SW Murray Boulevard
                      Beaverton, OR  97005


Item 2.     Identity and Background.

  (a)  AT&T Corp. ("AT&T"),

  (b)  32 Avenue of the Americas, New York, New York 10013-2412

  (c)  AT&T is a major participant in the communications industry.

       The attached Schedule I is a list of the executive officers and directors of AT&T which contains the following information with respect to each such person: name; business address; present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and citizenship.

       AT&T has no controlling person or corporation.

  (d), (e). During the last five years, neither AT&T nor, to the best of AT&T's knowledge, any person named on Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  (f)  a New York corporation
                                  3

Item 3.     Source and Amount of Funds or Other Consideration.

  As of the date of the Event requiring the filing of this
Schedule 13D, AT&T transferred 661,059 shares of the Issuer (which includes 200,000 shares issuable pursuant to a presently exercisable warrant) (the "Shares") to Lucent Technologies, Inc. ("Lucent") as a result of the restructuring of AT&T Corp.

  The Shares were transferred to Lucent on September 27, 1996, pursuant to the Separation and Distribution Agreement dated February 1, 1996 and Amended and Restated as of March 29, 1996, by and between AT&T Corp., Lucent Technologies Inc. ("Lucent") and NCR Corporation.


Item 4.     Purpose of the Transaction.

  As a result of the spin-off of Lucent from AT&T, the transfer of assets including the shares for federal income tax purposes will be treated as an exchange and therefore no gain or loss will be realized pursuant Internal Revenue Code Section 368(s)(1)(D) pursuant to a private letter ruling from the United States Internal Revenue Service.


Item 5.     Interest in Securities of the Issuer.

  (a) The aggregate number of shares of the Stock transferred by AT&T is 661,059. This represents approximately 8% of the shares of the Stock outstanding (based on 8,113,628 shares of Stock outstanding per the Issuer's Notice of Special Meeting To Be Held November 19, 1996

  To the best of AT&T's knowledge, except as described in
Schedule II hereto, none of the persons listed on Schedule I hereto beneficially owns any shares of Common Stock of the Issuer.

  (b) AT&T does not possesses any voting or dispositive rights.

  (c)  To the best of AT&T's knowledge [except as described in
Item 3 and Schedule II hereto,] there have been no transactions in the class of securities reported on that were effective during
                                4
the past 60 days by AT&T or the persons listed on Schedule I hereto.

  (d) To the best of AT&T's knowledge, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

  (e) On September 27, 1996, AT&T ceased to be the beneficial owner of more than five percent of the class of securities.


Item 6.     Contracts, Arrangements, Understandings or
            Relationships With Respect to Securities of the Issuer.

  None

Item 7.     Material to Be Filed as Exhibits.

                           None

                            SCHEDULE I

  Each of the persons named below is a citizen of the United
States of America. For each person whose principal employment is with AT&T, the principal business of their employer is described under Item 2 above.

                                Principal Occupation or
                                Employment; Business
                                Address; and Principal
Name                            Business of Employer

Robert E. Allen                 Chairman and Chief Executive
                                Officer, AT&T
                                32 Avenue of the Americas
                                New York, NY  10013-2412

Harold W. Burlingame            Executive Vice President - Human
                                Resources, AT&T
                                295 North Maple Avenue
                                Basking Ridge, NJ  07920

Kenneth T. Derr                 Chairman and CEO of Chevron
                                Corporation
                                575 Market Street
                                San Francisco, CA  94105

M. Kathryn Eickhoff             President of Eickhoff Economics Inc.
                                (Economic Consultants)
                                510 LaGuardia Place, Suite 400
                                New York, NY  10012

Walter Y. Elisha                Chairman and Chief Executive Officer
                                of Springs Industries, Inc.
                                (Textiles Manufacturing)
                                205 North White Street, P. O. Box 70
                                Fort Mill, SC  29715

Belton K. Johnson               Former Owner of Chaparrosa Ranch
                                100 West Houston Street
                                Suite 1100
                                San Antonio, TX  78205

Ralph S. Larsen                 Chairman and CEO of Johnson and
                                Johnson
                                1 Johnson and Johnson Plaza
                                New Brunswick, NJ  08933

Marilyn Laurie                  Executive Vice President - Public
                                Relations and Employee Information,
                                AT&T
                                295 North Maple Avenue
                                Basking Ridge, NJ  07920

Gail G. McGovern                Executive Vice President, AT&T
                                295 North Maple Avenue
                                Basking Ridge, NJ  07920

Donald F. McHenry               President of IRC Group, Inc.
                                (Consultants)
                                Georgetown University
                                School of Foreign Service
                                ICC 301
                                Washington, DC  20057

Richard W. Miller               Senior Executive Vice President,
                                AT&T & Chief Financial Officer
                                295 North Maple Avenue
                                Basking Ridge, NJ  07920

Joseph P. Nacchio               Executive Vice President, AT&T
                                295 North Maple Avenue
                                Basking Ridge, NJ  07920

Lars Nyberg                     Chairman and CEO of NCR Corporation
                                1700 South Patterson Boulevard
                                Dayton, OH  45479

John C. Petrillo                Executive Vice President, AT&T
                                295 North Maple Avenue
                                Basking Ridge, NJ  07920

Ronald J. Ponder                Executive Vice President, AT&T
                                295 North Maple Avenue
                                Basking Ridge, NJ  07920

Michael I. Sovern                President Emeritus & Chancellor Kent
                                 Professor of Law at Columbia
                                 University
                                 435 W. 116th Street, Box B20
                                 New York, NY  10027


John R. Walter                   President and Chief Operating
                                 Officer, AT&T
                                 295 North Maple Avenue
                                 Basking Ridge, NJ  07920

Marilyn J. Wasser                Vice President and Secretary, AT&T
                                 131 Morristown Road
                                 Basking Ridge, NJ  07920

Joseph D. Williams               Chairman of the Executive Committee
                                 Warner-Lambert Co. (Pharmaceuticals,
                                 Health Care and Consumer Products)
                                 182 Tabor Road
                                 Morris Plains, NJ  07950

Thomas H. Wyman                  Chairman, S. G. Warburg & Co. Inc.
                                 The Equitable Center
                                 787 7th Avenue
                                 New York, NY  10019

John D. Zeglis                   Senior Executive Vice President
                                 Policy Development and Operations
                                 Support, AT&T
                                 295 North Maple Avenue
                                 Basking Ridge, NJ  07920




                        SCHEDULE II


                            None

                             SIGNATURE


  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  December 11, 1996



                                   AT&T Corp.



                                   By: Marilyn J. Wasser
                                   Vice President - Law
                                   and Secretary